[LETTERHEAD OF CAHILL GORDON & REINDEL LLP]

(212) 701-3323

September 11, 2009

Re:	XL Capital Ltd.
Form 10-K for the Year Ended December 2008
Schedule 14A
Filed on March 9, 2009
File No. 001-10804
Comment Letter dated September 1, 2009

Dear Mr. Pitko::

As discussed in our telephone conversion earlier today, XL Capital intends to file its response to your letter on or before September 30, 2009.  Particularly in light of the intervening holiday and vacation schedules, the Company requests the additional time in order to ensure that the response is carefully reviewed by all relevant people at the Company.

Please call with any questions.

Sincerely,

/s/ John Schuster
John Schuster

Mr. Bryan J. Pitko
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 4720
Washington, D.C. 20549

cc:	Kirstin R. Gould, Executive Vice President, General Counsel and Secretary